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April 27, 2006                                                                  LAS VEGAS
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  Re:      Federal Trust Corporation
           Preliminary Proxy Statement on Schedule 14A, filed April 12, 2006
           Filed by Keefe Managers, LLC and Robert B. Goldstein
           File No. 001-31724
           -----------------------------------------------------------------

Ladies and Gentlemen:

         On behalf of Keefe Managers, LLC ("Keefe") and Robert B. Goldstein, set forth below are the comments contained in your April 24, 2006 letter with respect to the above-captioned filing, together with the response of Keefe and Mr. Goldstein to each of those comments.

Schedule 14A
------------
General, page 1
---------------

1. Revise the first page of the proxy statement and the form of proxy to clearly mark them as "Preliminary Copies." Refer to Rule 14a-6(e)(1).



DUANE MORRIS LLP
--------------------------------------------------------------------------------
30 SOUTH 17TH STREET  PHILADELPHIA, PA 19103-4196            PHONE: 215.979.1000
                                                             FAX:   215.979.1020

                                                               [GRAPHIC OMITTED]
                                                                 DUANE MORRIS

Securities and Exchange Commission
April 27, 2006
Page 2


     In response to the staff's comment, both the first page of the proxy statement and the form of proxy include at the top the following legend "PRELIMINARY COPY - SUBJECT TO COMPLETION."

Reasons for Keefe's Solicitation, page 3
----------------------------------------

2. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Examples of statements for which you need to provide the basis include, but are not necessarily limited to the following statements:

     o your belief that the .50% of average quarterly assets on an annualized basis, on which Mr. Suskiewich' s bonus payment is based, is exceptionally low for banks such as Federal Trust Bank when compared to its peer group;

     o your statement that a change in control performance bonus of 3.0 times the premium multiple paid for Federal Trust over book value times $250,000, which in Keefe's experience is extraordinarily high and, Keefe believes, a waste of corporate assets.

     Where the basis of support are other documents, such as analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. In addition, when you refer to particular periods, explain why you believe that the periods selected are representative and do not inappropriately skew the data.

     Additional disclosure based upon information available from SNL Financial DataSource has been added to the cited disclosures on pages 4 and 5 to support Keefe's beliefs. In addition, a copy of more detailed information supporting those new disclosures are being provided supplementally to the staff with the hard copy of this letter.

3. Please explain your statement, on page 4, that "In other words, almost 59% of the votes cast did not approve the Directors Stock Plan. Federal Trust's Board, to the derogation of our interest as Shareholders, nevertheless

                                                               [GRAPHIC OMITTED]
                                                                 DUANE MORRIS

Securities and Exchange Commission
April 27, 2006
Page 3

     implemented the new plan." In providing your explanation, please provide separate percentages for the number of shareholders who actually voted against the plan as opposed to those who merely did not vote, or "withheld" votes.

     The cited paragraph on page 5 has been clarified in response to the staff's comment, including adding the separate percentages.

Reasons for the Solicitation, page 4
------------------------------------

4. In the first paragraph under this heading, you provide the reasons for putting forward your slate of nominees. However, you have not provided sufficient disclosure regarding how your nominees intend to effectuate the plans you reference for the company, particularly given that your nominee directors, if elected, would constitute a minority on the board. Revise your proxy statement to fully address specific plans the nominee has made to accomplish for example, the "accountability of senior management." Delineate the plans your nominee has with respect to "enhanc[ing] . . . corporate governance" and "maximiz[ing] . . . shareholder value." Your disclosure should also address how your nominee intends to leverage his position on the board by gaining the support of other current board members such that they would be capable of attempting to exercise more meaningful influence on the board.

     Two new paragraphs have been added beginning on the bottom of page 5 to more fully address how Mr. Goldstein intends to leverage his position on the board to gain the support of the other directors. An additional reference has been added in the paragraph immediately preceding the two new paragraphs that Mr. Goldstein has yet to formulate any specific plans to effectuate the broad goals that he hopes to accomplish.

Background, page 6
------------------

5. Please describe specifically, providing the basis for your statement, "Keefe's concern about Federal Trust's performance and what Keefe perceived to be self-interested decisions made by Federal Trust's Board with respect to Executive officer compensation and the Directors Stock Plan."

                                                               [GRAPHIC OMITTED]
                                                                 DUANE MORRIS

Securities and Exchange Commission
April 27, 2006
Page 4

     A cross reference to "Reasons for Keefe's Solicitation" has been added in response to the staff's comment because that section more specifically describes Keefe's concerns about Federal Trust's performance and the perceived self-interested decisions.

"How will my shares be voted," page 6
-------------------------------------

6. We note that you are soliciting the discretionary authority to cumulate votes. Consistent with the requirements of Item 6(c), supplement the disclosure under this heading to provide more information about cumulative voting rights and the conditions precedent to the exercise of such rights.

     Keefe is not soliciting the discretionary authority to cumulate votes. The Articles of Incorporation of Federal Trust do not provide for cumulative voting. There is a reference to this effect under "Voting Procedures" on page 12.

Proposal II:  Adoption of an Amendment to Federal Trust's Bylaws, page 9
------------------------------------------------------------------------

7. We note your statement on page 6 of the proxy materials that "[o]n April __, 2006, notices were sent to Federal Trust for the purposes of nominating Mr. Goldstein for election as director of Federal Trust at the Annual Meeting and proposing that the Shareholders consider an amendment to the Federal Trust's Amended and Restated Bylaws at the Annual Meeting." Please tell us whether and at what date, if any, you sent the advance notice required by Section 7(a) of the company's bylaws in order to properly bring Proposal II. Tell us why you did not include a date of notice in this preliminary proxy statement. We note in your Schedule 13D filed April 21, 2006, you state that such notices were sent April 21, 2006. In this respect, it appears that pursuant to Article I, Section 7(a) of the bylaws, at any annual meeting of stockholders of the company, only such business shall be conducted as shall have been properly brought before the meeting. In order to be properly brought before the meeting it appears that the stockholder must give the company's secretary timely and proper notice of the new business to be considered at the meeting. In order to be timely, such notice, must be received by the company at its principal executive offices not less than 60 days prior to the date of the annual meeting. In your analysis address this timing requirement and the meeting date of May 26, 2006. In addition, in order to be proper, such notice must contain all of the information required by subparagraphs (i) through (iv) of Section 7(a). In this respect we note that Section 7(a) governs any apparently more lenient provisions as it specifically states "Notwithstanding anything in

                                                               [GRAPHIC OMITTED]
                                                                 DUANE MORRIS

Securities and Exchange Commission
April 27, 2006
Page 5

     these Bylaws to the contrary, no business shall be brought before or conducted at an annual meeting except in accordance with the provisions of this Section 7(a)." Please provide us with all relevant details and legal analysis of the notice of your proposals you provided to the company.

     Keefe acknowledges that the proposal for the Bylaw amendment was not made in a timely manner given the timing of Federal Trust's announcement of the Annual Meeting, which was made on April 14, 2006. Keefe has removed the proposal from the proxy statement and added disclosure that it currently plans to reintroduce this proposal for consideration at Federal Trust's 2007 annual meeting if Federal Trust's Board does not introduce the proposal earlier.

8. Further, it appears that the bylaws provide that if the presiding officer of the annual meeting determines that business was not properly brought before the annual meeting in accordance with Section 7(a), he shall so declare to the meeting that any such business shall not be voted upon or transacted. Tell us whether or not there may be a valid notice issue and the consequences of same that you should address in the disclosure of your proxy materials, including whether or not the company has communicated any alleged notice deficiencies. We note the company's preliminary proxy statement filed April 21, 2006.

     Please see the response to the prior comment.

                                      * * *

                                                               [GRAPHIC OMITTED]
                                                                 DUANE MORRIS

Securities and Exchange Commission
April 27, 2006
Page 6


     An additional letter from Keefe and Mr. Goldstein is being submitted via Edgar to address the points raised under "Closing Comment."

     If further information or clarification with respect to the foregoing points is desired, please contact the undersigned at 215-979-1233 or Frederick
W. Dreher, Esquire, at 215-979-1234.


                                       Very truly yours,


                                       /s/ RICHARD L. COHEN
                                       ------------------------------------
                                       Richard L. Cohen


cc:   Mr. John J. Lyons (via facsimile)
      Mr. Robert B. Goldstein (via facsimile)
      Frederick W. Dreher, Esquire

RLC/tbm